

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 19, 2010

Via Facsimile (617.523.1231) and U.S. Mail

George W. Lloyd, Esq.
Goodwin Proctor LLP
Exchange Place
Boston, Massachusetts 02109

Re: GTC Biotherapeutics, Inc.
Schedule 13E-3
Filed on November 12, 2010
File No. 005-46637

Dear Mr. Lloyd:

We have reviewed this filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in GTC's Schedule 13E-3, unless otherwise indicated.

The Private Placement, page 2

1. Please reconcile the reference in the first paragraph of this section to 61,100,000 shares and the reference in the first paragraph of Annex C to 6,100,000 shares.

Position of the Filing Persons as to the Fairness of the Transaction, page 24

2. The second bullet point on page 24 indicates that Caymus Partners provided GTC a written opinion as to the fairness of the Merger Price to "unaffiliated shareholders" which is defined in the last paragraph on page 1 and which appears

consistent with the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1) and the Filing Persons' disclosure obligations in Item 1014(a) of Regulation M-A. However, page 2 of Annex C refers to "remaining minority shareholders" in the first paragraph and "public shareholders" in the second to last paragraph. It is unclear if the Annex C terms were intended to refer to the "unaffiliated shareholders." Please advise and provide support for your conclusion. Alternatively, if the Annex C terms do not cover the same subset of shareholders as referenced on page 24, please address how the Filing Persons are able to reach the fairness determination required by Item 1014(a) in reliance upon a fairness opinion that addresses fairness with respect to a different subset of shareholders.

3.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note that the factors considered by the Filing Persons do not appear to address the factors described in clause (vi) of Instruction 2 to Item 1014 or Item 1014(d) or, in the case of the factors described in clauses (iii), (iv) and (v), explain in detail why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(d) was not considered, please explain why the Board believes the proposed merger is procedurally fair in the absence of such safeguard.

Reports, Opinions, Appraisals and Negotiations, page 27

4.   Please disclose in the Special Factors section the information required by Item 1015(b)(2) and (4). Such information should also include a narrative and quantitative description of the fees paid or to be paid to Caymus and its affiliates by GTC and its affiliates. Please note that disclosure contained in Annex C does not satisfy the disclosure obligation in Item 1015(b)(2) because it is not located in the Special Factors section as required by Exchange Act Rule 13e-3(e)(1)(ii).

Projections, page 31

5.   The first bullet point on page 27 indicates that Caymus Partners, in conducting its analysis, reviewed GTC forecasts and budgets prepared by Company management. It is unclear from the disclosure whether these forecasts and budgets are those found on page 29 or on pages 16 and 17 of Exhibit (c)(4) and which are referenced on page 31. If page 29 does not disclose all such forecast and budgets, please disclose and disseminate such additional information in accordance with Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii), unless the materials that were disseminated to shareholders on November 12, 2010 included the exhibits to the Schedule 13E-3. Please also disclose (i) the approximate date on which such information was last updated by management and (ii) any other key business and economic assumptions underlying the forecasts and budgets not

otherwise currently disclosed on page 29. Also, disclose who was responsible for preparing these projections and indicate what role, if any, the five directors who are affiliated with LFB played in formulating these projections.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel